Vanessa Schoenthaler Phone: (212) 980-7208 vanessa.schoenthaler@saul.com www.saul.com

July 8, 2024

Confidential Submission Via EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. The Registration Statement submitted herewith relates to the resale of the Company’s Class A common stock.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely, SAUL EWING LLP /s/ Vanessa Schoenthaler Vanessa Schoenthaler

cc:	Greg Smitherman

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